

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Via E-mail
Nelson F. Greene, Esq.
Chief Legal Officer and Secretary
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

> **Re: Vantiv, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 5, 2012**
> **Correspondence dated March 5, 2012**
> **File No. 333-177875**

Dear Mr. Greene:

We have reviewed your registration statement and supplemental correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Summary Historical Financial and Other Data, page 14

1. We refer you to footnote 4 on page 18 regarding the $15.0 million payment to Fifth Third Bank for the modification of its consent rights under the existing Amended and Restated Vantiv Holding Limited Liability Company Agreement. Please explain and disclose the nature of the modification and help us better understand why you are making a payment for the rights that give Fifth Third Bank additional approval rights over certain significant matters regarding your company. Also, please explain and disclose how you would account for the $15.0 million payment in the financial statements including whether you consider the payment as a dividend distribution. If not, please explain to us why.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Critical Accounting Policies, page 84

Shared Compensation Expense, page 86

2. We note your anticipated offering price exceeds the estimated per share fair value in which compensation expense is measured. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of equity instruments including common units, preferred units, options to purchase preferred units and any other instrument that is convertible into common stock:

   - the date of each issuance;
   - a description of the instrument issued;
   - the number of units/options issued including the exercise terms;
   - the fair value of the underlying common stock on each issuance date;
   - a detailed description of how the fair value of the underlying share on each date was determined; and the amount of compensation expense recorded in your financial statements associated with each issuance.

   In the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated IPO price as a leading indicator of value of your stock in the months prior to the filing of an IPO. Accordingly, please discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock and include the disclosures required by Item 505 of Regulation S-K. If applicable, provide us with details of any independent appraisals.

Correspondence dated March 5, 2012

Footnote 2, page 16

3. Please tell us and provide additional disclosure here and elsewhere, as applicable in the next amendment, showing the reconciliations of the numerator and denominator behind your calculation of the pro forma earnings per share data.

Dilution, page 57

4. Please provide us with the details demonstrating how you calculated the numerator and denominator in arriving at the pro forma net tangible book value per share of $(12.18).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Alexander D. Lynch, Esq.
        Weil, Gotschal & Manges LLP